UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

FC Global Realty Incorporated
(Exact name of registrant as specified in its charter)

Nevada	000-11635	59-2058100
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2300 Computer Drive, Building G, Willow Grove, PA	19090
(Address of principal executive offices)	(Zip Code)

215-830-1430
(Registrant’s telephone number, including area code)

March 15, 2019

FC GLOBAL REALTY INCORPORATED

2300 Computer Drive, Building G

Willow Grove, Pennsylvania 19090

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

No vote or other action by stockholders is required in response to this Information Statement.

Proxies are not being solicited.

INTRODUCTION

This Information Statement is being furnished by FC Global Realty Incorporated (the “Company,” “we,” “us” or “our”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act (“Rule 14f-1”). This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

This Information Statement is being mailed on or about March 18, 2019 to the holders of our common stock, par value $0.01 per share (the “Common Stock”), regarding a change of a majority of the members of our board of directors (the “Board”) to be effected in connection with the transactions contemplated by the Stock Purchase Agreement, dated March 13, 2019, by and between Gadsden Growth Properties, Inc., a Maryland corporation (“Gadsden”), and the Company (the “Purchase Agreement”).

Pursuant to the Purchase Agreement, the Company will acquire of all of the general partnership interests in Gadsden Growth Properties, L.P., a Delaware limited partnership (“OPCO”), and all of the Class A limited partnership interests in OPCO in exchange for shares of the Company’s Common Stock, 7% Series A Cumulative Convertible Perpetual Preferred Stock, Series B Non-Voting Convertible Preferred Stock and 10% Series C Cumulative Convertible Preferred Stock (the “Transaction”). Following the issuance of shares under the Purchase Agreement, Gadsden will beneficially own more than 50% of the issued and outstanding shares of our Common Stock on a fully-diluted basis. The closing of the Transaction (the “Closing”) is expected to occur within two weeks if all conditions precedent to the Closing are waived or satisfied.

Pursuant to the Purchase Agreement, we have agreed to take actions such that at the Closing, our Board will consist of the current members of the Board of Directors of Gadsden, which includes seven (7) members, and two (2) of our existing directors. It is currently anticipated that as of the Closing, Richard J. Leider, Kristen E. Pigman and Michael R. Stewart will resign from our Board, Dennis M. McGrath and Dolev Rafaeli will remain on our Board, and Larry E. Finger, James Walesa, Jay M. Gratz, John Hartman, B.J. Parrish, Russell C. Platt and Robert G. Watson, Jr. will be appointed to our Board (with Mr. Finger appointed as the Chairman of the Board and Mr. Walesa appointed as Vice Chairman of the Board). In addition, our executive officers will be replaced by the executive officers of Gadsden. See “Directors and Executive Officers—Directors and Officers After the Closing” for information concerning the appointees.

As a result of a change in a majority of the members of our Board, pursuant to Rule 14f-1 we are required to file with the Securities and Exchange Commission (the “SEC”) and transmit to our stockholders this Information Statement at least ten days before the appointment of the new directors becomes effective.

No action is required by our stockholders in connection with this Information Statement. Please read this Information Statement carefully. It contains certain biographical and other information concerning the persons who will be appointed as directors at the time of the Closing. However, their appointment will not become effective until at least ten days after we have filed this Information Statement with the SEC and transmitted it to our stockholders. All of our filings with the SEC and exhibits thereto may be inspected without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

The approximate date of mailing of this Information Statement is March 18, 2019.

INFORMATION STATEMENT

PROPOSED CHANGE OF CONTROL

On March 13, 2019, we entered into the Purchase Agreement with Gadsden, pursuant to which we will issue to Gadsden: (i) 708,485,395 shares of our Common Stock; (ii) a number of shares of our newly designated 7% Series A Cumulative Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”) that is equal to the number of shares of Gadsden’s 7% Series A Cumulative Convertible Perpetual Preferred Stock that are outstanding at the Closing, which is expected to be 889,075 shares; (iii) a number of shares of our newly designated Series B Non-Voting Convertible Preferred Stock (the “Series B Preferred Stock”) that is equal to the number of shares of Gadsden’s Series B Non-Voting Convertible Preferred Stock that are outstanding at the Closing, which is expected to be 11,788,994 shares; and (iv) a number of shares of our 10% Series C Cumulative Convertible Preferred Stock (the “Series C Preferred Stock”) that is equal to the number of shares of Gadsden’s 10% Series C Cumulative Convertible Preferred Stock that are outstanding on the Closing, which is expected to be 2,498,682 shares (collectively, the “FC Global Securities”). In consideration for the FC Global Securities, Gadsden will transfer and assign to the Company: (i) all of the Class A limited partnership interests in OPCO and (ii) all of the general partnership interests in OPCO. OPCO is the operating partnership of Gadsden that has all of its assets and liabilities. Accordingly, at the closing of the transactions contemplated by the Purchase Agreement, Gadsden will remain a private company with its only asset being the FC Global Securities issued to it and the Company will acquire OPCO, including the Gadsden portfolio of real estate investments.

The Purchase Agreement provides that 278,178,750 shares (the “Holdback Shares”) of our Common Stock that will be issued to Gadsden will be subject to forfeiture based on the reconciliation and adjustment of net asset value of Gadsden’s assets and Gadsden’s proposed real estate investments that have not closed as of the closing date of the Purchase Agreement (such investments being the “Scheduled Investments”).

The number of FC Global Securities being issued to Gadsden at the closing is based upon an estimated net asset value of Gadsden of $211,573, 000 (the “Contract NAV”). The Contract NAV includes Gadsden’s assets and all of its Scheduled Investments. The Purchase Agreement provides for a reconciliation and adjustment of the final net asset value of Gadsden as follows:

●	If the Contract NAV is more than the Gadsden final net asset value, then the difference (the “Shortfall”) will be settled by the transfer of shares of our Common Stock, at a value equal to 3.771023733 shares of Common Stock for each $1.00 of Shortfall if the Gadsden final net asst value is $80 million or more (and 2.860407207 for each $1.00 of Shortfall to the extent that the Gadsden final net asst value is less $80 million);

●	First, the Shortfall will be paid by transfer of Holdback Shares by Gadsden to the Company and such transferred shares will be cancelled. If the amount of the Shortfall is more than the value of the Holdback Shares, then the Company will issue more shares of Common Stock to the its stockholders of record as of the closing date.

●	Gadsden’s final net asset value will be determined as the fair value of the each of the assets of Gadsden on the closing date and the Scheduled Investments acquired on or prior to May 20, 2019. Such fair value will be determined in accordance with the following:

●	in accordance with United States generally accepted accounting principles, and shall be derived from our annual report on Form 10-K for either of the fiscal years ended December 31, 2019 or December 31, 2020 with Gadsden having the option to choose which such fiscal year to utilize,

●	as of the date of an appraisal from a licensed appraiser with knowledge of the applicable market that need not be a national firm, or

●	if the Gadsden asset is sold or otherwise disposed of in consideration for cash, the gross cash proceeds from the sale minus any indebtedness or other liabilities relating to the Gadsden asset being sold or otherwise disposed of that were not assumed by the purchaser and that remain indebtedness or other liabilities of the Company following the sale or other disposition.

Following the issuance of shares under the Purchase Agreement, Gadsden will beneficially own more than 50% of the issued and outstanding shares of our Common Stock on a fully-diluted basis and a change in control of the Company will occur. The Closing is expected to occur within two weeks if all conditions precedent to the Closing are waived or satisfied.

Pursuant to the Purchase Agreement, we have agreed to take actions such that at the Closing, our Board will consist of the current members of the Board of Directors of Gadsden, which includes seven (7) members, and two (2) of our existing directors. The size of our Board is currently set at five (5), and the Board currently consists of five (5) directors elected at our annual meeting of stockholders on November 29, 2018.

It is currently anticipated that as of the Closing, Richard J. Leider, Kristen E. Pigman and Michael R. Stewart will resign from our Board, Dennis M. McGrath and Dolev Rafaeli will remain on our Board, and Larry E. Finger, James Walesa, Jay M. Gratz, John Hartman, B.J. Parrish, Russell C. Platt and Robert G. Watson, Jr. will be appointed to our Board (with Mr. Finger appointed as the Chairman of the Board and Mr. Walesa appointed as Vice Chairman of the Board). In addition, our executive officers will be replaced by the executive officers of Gadsden. See “Directors and Executive Officers—Directors and Officers After the Closing” for information concerning the appointees.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Officers Prior to the Closing

Set forth below is biographical information for each of our directors and executive officers prior to the Closing.

NAME	AGE	POSITION
Michael R. Stewart	61	Chairman, Chief Executive Officer and Chief Financial Officer
Richard J. Leider	59	Director
Dennis M. McGrath	62	Director
Kristen E. Pigman	64	Director
Dolev Rafaeli	55	Director

Michael R. Stewart. Mr. Stewart has served as our Chief Executive Officer and Chief Financial Officer since June 2018 and as a member of our Board of Directors since May 2017. Mr. Stewart is a seasoned executive with over 25 years of experience in C-level positions and 36 total years’ experience in executive management, operations and finance. He brings a wealth of expertise with particular strength in operations, financial management, strategy, M&A, capital raise, FDA matters, medical reimbursement as well as sales, marketing, product development and product launch. He has extensive U.S. and International market expertise and has significant experience with public company board and SEC matters. Currently, Mr. Stewart operates as a private consultant to multiple companies which he started in late 2016. He is working with companies from private start-up to mid-size public companies assisting them with major negotiations, new product and company launches, merger and acquisitions and capital raises. From 2014 through 2016, Mr. Stewart served as President, Chief Executive Officer and Director of publicly traded STRATA Skin Sciences, Inc. From 1990 to 2014, Mr. Stewart held the positions of CEO, COO and CFO at two publicly traded companies. In addition to his executive career and his non-independent board positions, Mr. Stewart has served as an independent public company director and as an advisor to the board of several private companies. Mr. Stewart obtained both his MBA in Finance and his BS in Accounting from LaSalle University in Philadelphia. Mr. Stewart was selected to serve on our Board because of his 36 years’ experience in executive management, operations and finance.

Richard J. Leider. Mr. Leider has served as a member of our Board of Directors since May 2017. Mr. Leider has more than 25 years of experience in the commercial real estate industry with active involvement in its sub-specialties of office, hospitality, investment, development, construction and strategic management. A hospitality veteran, Mr. Leider directed the repositioning, renovation and execution of the successful conversion of the Resort at Squaw Creek into a condominium hotel facility. Since March 2003, he has served as president of Paramount Hotels Inc. a California hotel management company. A principal and cofounder of Anvil Builders Inc., Mr. Leider has directed business development for that company since July 2010. From June 2005 to December 2008, he led the global real estate platform at Tano Capital, LLC and formerly directed the investment platform in Northern California on behalf of Buchanan Street. He was a managing director of global operations at Citadon, Inc., of San Francisco, a provider of Internet solutions for the real estate and construction industries, from June 2000 to December 2001. From 1996 to 2000, he was an executive director at DTZ Staubach Tie Leung in Hong Kong. While in Asia, Mr. Leider’s responsibilities included all aspects of the real estate life cycle, from advisory services to opportunistic institutional direct investment. Prior to his tenure with DTZ Staubach Tie Leung, Mr. Leider was a senior vice president at CBRE in San Francisco. Mr. Leider graduated from the University of California at Berkeley in 1981, earning a B.A. in Political Economies of Industrial Societies, and later studied at Worchester College at Oxford University. Mr. Leider serves on the Boards of Mercy Housing, American Cancer Society, Union Square Business Improvement District and its Public Policy Committee. He is a member of the Urban Land Institute, and CCIM Institute (Certified Commercial Investment Manager). Mr. Leider also serves as an independent board member of First Capital Real Estate Trust Incorporated. Mr. Leider was selected to serve on our Board because of his twenty-five years’ background in the commercial real estate industry.

Dennis M. McGrath. Mr. McGrath has served as a member of our Board of Directors since July 2009. He currently serves as the Executive Vice President and Chief Financial Officer of PAVmed, Inc. (Nasdaq: PAVM, PAVMW) since March 2017. Previously, from 2000 to 2017, Mr. McGrath served in several senior level positions of the Company, including from 2011 to 2017 as director, President, and Chief Financial Officer. Prior to our reverse merger with Radiancy, Inc. in December 2011, he also served as Chief Executive Officer from 2009 to 2011 and served as Vice President of Finance and Chief Financial Officer from 2000 to 2009. He received honors as a P.A.C.T. (Philadelphia Alliance for Capital and Technology) finalist for the 2011 Investment Deal of the Year, award winner for the SmartCEO Magazine 2012 CEO of the Year for Turnaround Company, and finalist for the Ernst & Young 2013 Entrepreneur of the Year. He has extensive experience in mergers and acquisitions, both domestically and internationally, and particularly involving public company acquisitions, including Surgical Laser Technologies, Inc., (formerly, Nasdaq: SLTI), ProCyte Corporation (formerly, Nasdaq: PRCY), LCA Vision, Inc. (formerly, Nasdaq: LCAV) and Think New Ideas, Inc. (formerly, Nasdaq: THNK). Prior to joining the Company, he served in several senior level positions of AnswerThink Consulting Group, Inc. (then, Nasdaq: ANSR, now, The Hackett Group, Nasdaq: HCKT), a business consulting and technology integration company, including from 1999 to 2000 as Chief Operating Officer of the Internet Practice, the largest division of AnswerThink Consulting Group, Inc., while concurrently during the merger of the companies, serving as the acting Chief Financial Officer of Think New Ideas, Inc. (then, Nasdaq: THNK, now, Nasdaq: HCKT), an interactive marketing services and business solutions company. Mr. McGrath also served from 1996 until 1999 as Chief Financial Officer, Executive Vice President and director of TriSpan, Inc., an internet commerce solutions and technology consulting company, which was acquired by AnswerThink Consulting Group, Inc. in 1999. During his tenure at Arthur Andersen & Co., where he began his career, he became a Certified Public Accountant in 1981, holds inactive licenses in Pennsylvania and New Jersey, and has a B.S., maxima cum laude, in accounting from LaSalle University. In addition to continuing as a director of PhotoMedex, he serves as the audit chair and a director of several medical device companies, including DarioHealth Corp. (Nasdaq: DRIO), Noninvasive Medical Technologies, Inc. and Cagent Vascular, LLC, and as an advisor to the board of an orphan drug company, Palvella Therapeutics, LLC. Formerly from 2007 to 2009, Mr. McGrath served as a director of Embrella Cardiovascular, Inc. (sold to Edwards Lifesciences Corporation, NYSE: EW). He also serves on the Board of Trustees for Manor College and the Board of Visitors for Taylor University. Mr. McGrath was selected to serve on our Board because of his 30 years’ experience in the development and implementation of innovative business and marketing practices.

Kristen E. Pigman. Mr. Pigman has served as a member of our Board of Directors since June 2018. As President of The Pigman Companies, LLC (“TPC”), Mr. Pigman coordinates acquisition, planning, financing, development, construction, and disposition of commercial real estate projects for TPC, its partners, and institutional and corporate clients. Before the creation of TPC in 1994, Mr. Pigman was a titled officer and partner of The Koll Company of Newport Beach, CA. Prior to joining Koll in 1989, Mr. Pigman was President of The Sandpiper Companies, a real estate development firm headquartered in Scottsdale, Arizona; and an executive with Coldwell Banker Commercial Real Estate Group. He served as President for five years of the Sacramento Valley Chapter of National Association of Industrial and Office Properties (“NAIOP”) and was a member of the National Board of Directors of NAIOP and Vice Chairman for the NAIOP National Office Development Forum. He also was Vice President of Development and a member of Board of Directors for the Sacramento Area Commerce and Trade Organization, Chairman of the Building Industry Association Commercial Developer’s Council, and a member of numerous other trade organizations and Chambers of Commerce. Mr. Pigman has been and continues to be involved in a number of charitable organizations, including The Comstock Club, Easter Seals, the American Lung Association, the Police Athletic League, the Leukemia Society, The Heart Foundation, the Principal for a Day Program, and the Boy Scouts of America, having attained the rank of Eagle Scout in that organization. Mr. Pigman graduated with honors from The Mercersburg Academy in Mercersburg, PA, accepted an English Speaking Union “Jr. Rhodes” Scholarship and took his ‘A’ levels at The Truro School, Truro, Cornwall, UK, attended Rollins College in Winter Park, FL on a baseball scholarship, and earned a B.S. in Economics cum laude from The University of Maryland. Mr. Pigman was selected to serve on our Board because of his extensive real estate development experience.

Dolev Rafaeli. Dr. Rafaeli has served as a member of our Board of Directors since December 2011. He previously served as our Chief Executive Officer from December 2011 until May 2017. Dr. Rafaeli joined our subsidiary Radiancy, Inc. in February 2006 as president and CEO. He has over 29 years of experience managing international operations. Prior to joining Radiancy, Inc., Dr. Rafaeli served from 2004 to 2006 as president and CEO of the USR Group, a consumer electronics products manufacturer, managing operations in Israel, China, Hong Kong and the U.S. Between 2000 and 2004, Dr. Rafaeli founded and served as general manager of Orbotech Ltd. (ORBK-NASDAQ), an automated optical inspection capital equipment manufacturer for the electronics industry in China and Hong Kong, where he was instrumental in building these operations into a $100 million a year business. Between 1997 and 2000, Dr. Rafaeli served as CEO of USR Ltd., a global electronics contract manufacturing company providing design, supply chain and manufacturing services to dozens of clients in the communications, consumer and medical device fields. USR Ltd. employed approximately 1,000 individuals. Dr. Rafaeli previously served as director of operations and manager of the Arad manufacturing facility for Motorola in its Land Mobile Product Solutions division, manufacturing and distributing communications, consumer and other infrastructure electronics products in excess of $400 million annually. Dr. Rafaeli graduated with a B.Sc. in industrial engineering and management cum laude and a M.Sc. in operations management from the Technion-Israel Institute of Technology, and holds a Ph.D. in business management from Century University and an MBA (with distinction) from Cornell University. Dr. Rafaeli was selected to serve on our Board because of his over twenty five years of senior executive and board of directors’ experience with private and public multi-national companies and his vast mergers and acquisitions successful track record.

It is currently anticipated that at the time of the Closing, Richard J. Leider, Kristen E. Pigman and Michael R. Stewart will resign from the Board.

Our directors currently have terms which will end at our next annual meeting of the stockholders or until their successors are elected and qualify, subject to their prior death, resignation or removal. Officers serve at the discretion of the Board. Members of our Board are encouraged to attend meetings of the Board and the Annual Meeting of Stockholders. The Board held 16 meetings and executed 19 unanimous written consents in lieu of a meeting in 2018.

Directors and Officers After the Closing

It is currently anticipated that two of our existing directors, Dennis M. McGrath and Dolev Rafaeli, will continue to serve on our Board, and the directors of Gadsden, Larry E. Finger, James Walesa, Jay M. Gratz, John Hartman, B.J. Parrish, Russell C. Platt and Robert G. Watson, Jr., will be appointed to our Board at the Closing.

In addition, it is anticipated that Michael R. Stewart will resign as our Chairman, Chief Executive Officer and Chief Financial Officer and that the executive officers of Gadsden named below will be appointed as of the Closing.

Set forth below is biographical information for each of our directors and executive officers after the Closing.

NAME	AGE	POSITION
John Hartman	52	Chief Executive Officer and Director
George Bell	64	Chief Operating Officer
Scott Crist	50	Chief Financial Officer
Brian Ringel	40	Corporate Controller
Larry E. Finger	65	Chairman of the Board
James Walesa	58	Vice Chairman of the Board
Jay M. Gratz	64	Director
Dennis M. McGrath	62	Director
B.J. Parrish	47	Director
Russell C. Platt	58	Director
Dolev Rafaeli	55	Director
Robert G. Watson, Jr.	42	Director

The biographical information for Messrs. Dennis M. McGrath and Dolev Rafaeli is set forth above under “—Directors and Officers Prior to the Closing.”

John Hartman. Mr. Hartman organized Gadsden and has served as its Chief Executive Officer and a member of its board since its formation in August 2016. Mr. Hartman has a 30-year career in commercial real estate and finance. Over the most recent five years, Mr. Hartman has held leadership roles at private real estate firms including institutionally backed private equity real estate funds, where he managed capital formation, due diligence, underwriting and acquisitions. From April 2015 through June 2016, Mr. Hartman served as the Chief Executive Officer of Landwin Realty Trust, Inc. From March 2014 to April 2015, Mr. Hartman was a Managing Director and equity partner of Republic Capital Partners, a commercial real estate merchant bank, where he oversaw the investor marketing and capital formation activities, including deal sourcing and negotiation. In August 2011 through March 2014, Mr. Hartman served as a Managing Director of Astrum Investment Management, a $50 million private equity real estate fund focused on C-credit middle market industrial sale/leasebacks. From March 2010 to August 2011, Mr. Hartman provided consulting services and acted as Chief Operating Officer for the Sagres Company, which focused on the acquisition of distressed debt. In 2009 to 2010, Mr. Hartman held the position of Chief Financial Officer for Global Facilities Development, a national commercial real estate development and site selection company, focused on historical rehabilitations for high-tech reuse, primarily data centers. He has also served as President and CEO of for Silverado Financial (SLVO), a publicly traded real estate finance company. Mr. Hartman also served as Senior Vice-President of 1st Cleveland Securities, a high-net-worth investment advisory firm that was acquired by NEXT Advisors, a family office advisory company, where Mr. Hartman continued to serve as President. Mr. Hartman holds a B.S. from San Jose State University and an M.B.A. from California Coast University. Mr. Hartman is a licensed real estate broker in California and Arizona. Mr. Hartman is the chair of Gadsden’s Investment Committee. Mr. Hartman was selected to serve on our Board due to his expertise in the real estate industry.

George Bell. Mr. Bell has served as Gadsden’s Director of Operations from formation until May, 2018, when he became its Chief Operating Officer. Previously, Mr. Bell worked with Memory Matters, since 2015. Memory Matters focuses on the development of facilities dedicated to the control and remission of Alzheimer’s. Prior to that, in 2014, Mr. Bell was Chief Operating Officer for Talk Media TV where he was responsible for implementing day-to-day operations, compliance, sales, personnel and business development. He was Regional Manager for Fort Sill National Bank, from 2003 through 2014, and prior to that worked with Mr. Hartman as his Chief Operating Officer of Next Advisors where he was responsible for oversight of compliance, reporting, cost containment, financial oversight, audit, and securities reporting. Mr. Bell was Head of Insurance Services for First Cleveland Securities and has extensive experience with human resources, health insurance, D&O/E&O insurance, the structuring of medical savings accounts, and 401k retirement plans.

Scott Crist.  Mr. Crist has served as Gadsden’s Chief Financial Officer since December 2017. Mr. Crist brings over twenty-five years of finance and accounting experience in real estate investment, land development, residential, multi-family and commercial real estate. From September 2013 until February 2017, Mr. Crist was the Finance Director with the M3 Companies, a master planned community real estate developer managing projects in Arizona, Colorado and Idaho. His responsibilities included directing the finance and accounting operations of the company. From January 2011 until December 2012, Mr. Crist was Controller for Professional Equity Management, a real estate and asset management company with a diverse portfolio of multi-family and commercial properties throughout the United States. Mr. Crist has also held various Director and Controller level financial positions with the Lyle Anderson and affiliate Companies, a world recognized master planned community developer with projects in Arizona, New Mexico, Hawaii and the United Kingdom. Mr. Crist spent nine years with Desert Mountain Properties, a Lyle Anderson 8,000-acre master planned community with six Jack Nicklaus championship golf courses and five award winning club houses. Mr. Crist is an accomplished forward planner experienced in managing financial, operational and economic risk with specialized skills focused on profitability, development and growth strategy. Mr. Crist has earned a Master of Arts degree in Business from Webster University and a Bachelor of Science in Business Administration with a minor in Finance from Northern Arizona University.

Brian Ringel. Mr. Ringel has served as Gadsden’s Corporate Controller since February 2018. Mr. Ringel is a certified public accountant with over 15 years of experience in public accounting, audit and SEC regulatory compliance. Prior to joining Gadsden, from June 2011 until January 2018, Mr Ringel was Vice-President of Finance and Controller for American Standard Energy, where he managed all functions of finance, accounting and reporting for the publicly traded energy company. From June 2008 until May 2011, Mr. Ringel was Audit Manager at Grant Thornton, and international accounting and consulting firm, where he worked with both public and private companies in multiple different industries across the U.S. Prior to joining Grant Thornton, Mr. Ringel was an Associate and then was promoted to Audit Manager at KPMG a global accounting firm. Mr. Ringel holds a Master’s degree in Accounting from Brigham Young University as well as a BS in Accounting from Brigham Young University.

Larry Finger. Mr. Finger has served as the Chairman of Gadsden’s board of directors since May of 2018 and prior to that he was Vice-Chairman of the board since 2016. Since 2008, Mr. Finger has served as President and Founder of Strategic Advisory, Incorporated, an advisory services company. Prior to forming Strategic Advisory, Incorporated, Mr. Finger served as chief financial officer of Federal Realty Investment Trust (NYSE: FRT) from 2002 until 2007. During his tenure at Federal Realty Investment Trust, Mr. Finger also served as executive vice president from 2005 until 2007 and as senior vice president from 2002 until 2005. From 1993 until 2001, he served as chief financial officer of Washington Real Estate Investment Trust (NYSE: WRE). While serving as CFO at FRE and WRE, Mr. Finger also acted as senior real estate officer overseeing all real estate development and operations. From 1978 until 1991, Mr. Finger served in various senior management positions, including chief operating officer, and served as the only U.S. based and the only non-stockholder director of Savage/Fogarty Companies, Inc., a Dutch-owned real estate development company. Mr. Finger has served as member of the board of directors of American Assets Trust, Inc. (NYSE: AAT), a publicly-traded REIT, since 2011, where he is Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Finger has substantial experience as an Executive Officer and Board Member for publicly traded REITs. Mr. Finger received his Juris Doctor degree from Georgetown University Law Center and his B.S. in accountancy from the University of Illinois. Mr. Finger was licensed as a Certified Public Accountant in Maryland in 1976 and was admitted to the District of Columbia Bar in 1981. Mr. Finger is the chair of Gadsden’s Compensation Committee and a member of its Audit Committee and Investment Committee. Mr. Finger was selected to serve on our Board due to his expertise in real estate and corporate finance as well as his public company experience.

James Walesa. Mr. Walesa has served as the Vice Chairman of Gadsden’s board of directors since May 2018 and was the Chairman from formation to that date. Mr. Walesa has more than three decades of experience in financial services with an emphasis on the real estate and energy industries. In 1988, Mr. Walesa founded the Asset Management & Protection Corporation (“AMPC”), where he currently serves as its Principal, a position he has held since 1988. AMPC currently manages over $500 million in investor assets. Mr. Walesa and AMPC clients provide startup capital for energy and real estate related companies. Since November 2000, Mr. Walesa has been a registered representative with Triad Advisors, Inc., an SEC registered broker dealer that is owned by Ladenburg Thalmann Financial Services, Inc. Mr. Walesa has provided services related to tax free 1031 real estate exchanges for the prior 12 years. Mr. Walesa entered the energy industry in 1992 in the Permian Basin. He and some of his clients were original investors in Basic Energy Services, Inc. (NYSE: BAS) and Southwest Royalties, Inc., now part of Clayton Williams Energy, Inc. (NYSE: CWE). Mr. Walesa started his career as a registered representative for First Investors where he became the youngest Vice President in firm history at age 26. Mr. Walesa previously served on the advisory board of NASDAQ-traded Bank Financial Corp. (NASDAQ: BFIN) and currently serves as the chairman of the board of Citadel Exploration, Inc. (NASDAQ: COIL) and a member of the boards of Caerus Hospitality, LLC and AmpliSine Labs LLC. He was the Chicago chairman for the National Multiple Sclerosis Society and is a member of the Alzheimer’s Alois Society in recognition of his leadership and support of the Alzheimer’s Association to prevent and cure dementia related disease. Mr. Walesa received a B.S. in Business Administration from Rockford University. Mr. Walesa is a member of Gadsden’s Investment Committee. Mr. Walesa was selected to serve on our Board due to his expertise in the real estate industry and his investment and capital market experience.

Jay Gratz. Mr. Gratz has served as a member of Gadsden’s board of directors since January 2017. Mr. Gratz has served as the Chief Financial Officer of VisTracks, Inc., an application enabling platform service provider, since March 2010, and a director of such company since April 2010. Mr. Gratz was a partner in Tatum LLC, a national executive services and consulting firm that focuses on the needs of the office of the CFO between February 2010 and March 2010. From October 2007 through February 2010, Mr. Gratz was an independent consultant. From 1999 through October 2007, Mr. Gratz served as Executive Vice President and Chief Financial Officer of Ryerson Inc., a publicly traded company that processes and distributes metals. At Ryerson, Mr. Gratz also served as president of Ryerson Coil Processing Division from November 2001 until October 2007. Mr. Gratz served as Vice President and Chief Financial Officer of Inland Steel Industries, a steel company, from 1994 through 1998, and served in various other positions, including Vice President of Finance, within that company since 1975. Mr. Gratz serves on the board of directors of Trex Company, Inc. and Samuel Son and Company Limited. Mr. Gratz is a Certified Public Accountant. He received a B.A. degree in economics from State University of New York in Buffalo and a Master’s degree in Management degree from Northwestern University Kellogg Graduate School of Management. Mr. Gratz is the chair of Gadsden’s Audit Committee and a member of its Compensation Committee. Mr. Gratz was selected to serve on our Board due to his corporate finance experience.

B.J. Parrish. Mr. Parrish has served as a member of Gadsden’s board of directors since Gadsden’s formation. Mr. Parrish has served as the Chief Financial Officer and Secretary of Cibolo Creek Partners, LLC, a Delaware limited liability company (“Cibolo”), since 2005 and a Director since 2013. Mr. Parrish is responsible for the financial management of Cibolo and the 12 limited partnerships of which it serves as general partner. Mr. Parrish is also instrumental in the raising of capital through both the equity and debt markets for all of Cibolo’s investment ventures. Prior to Cibolo, Mr. Parrish served as the Vice President of Cibolo’s predecessor company, Midland Red Oak Realty Inc., where he was involved in the formation of a $100 million credit facility, as well the acquisition and disposition of over $200 million worth of commercial real estate assets across the Southwest United States. Prior to Midland Red Oak Realty Inc., Mr. Parrish was a financial analyst and a manager of investor relations with Southwest Royalties, Inc., a privately held oil and gas exploration and production company. Mr. Parrish also serves on the board of directors of Memory Care America, an Alzheimer’s and dementia residential care operating company with facilities in Texas, Arkansas, and Florida. Mr. Parrish received a B.B.A. in finance and an M.B.A., both from the University of Texas Permian Basin. Mr. Parrish is a member of Gadsden’s Nominating and Corporate Governance Committee and its Audit Committee. Mr. Parrish was selected to serve on our Board due to his expertise in the real estate industry.

Russell Platt. Mr. Platt has served as a member of Gadsden’s board of directors since April 2018. Beginning in 2002 through the present, Mr. Platt is a Co-founder and the Chief Executive Officer of Forum Global Finance SCSp and is based in London. He has over 30 years’ experience in real estate finance and investment in Europe and North America including a period as Managing Director of Morgan Stanley & Co., from 1982 through 1999. Mr. Platt founded and managed the global real estate department of Morgan Stanley Asset Management and was Director of the company’s real estate fund. Before founding Forum Partners, he was Managing Director of Security Capital Research & Management from 1999-2000 and President of JER Partners from 2001-2002. Mr. Platt has a BA in economics from Williams College, Massachusetts, and an MBA from Harvard Business School. Mr. Platt is a member of Gadsden’s Nominating and Corporate Governance Committee. Mr. Platt was selected to serve on our Board due to his experience in real estate finance and investment.

Robert G. Watson, Jr. Mr. Watson has served as a member of Gadsden’s board of directors since November 2016. Mr. Watson is the Chief Executive Officer of Pass Creek Resources, LLC, a privately-owned oil and gas exploration and production company. From December 2010 to February 2017, Mr. Watson served as President, Chief Executive Officer, Secretary, and Director of EnerJex Resources, Inc. (NYSEMKT: ENRJ). While at EnerJex, Mr. Watson managed all aspects of the business including the execution of two strategic mergers, asset opportunity evaluation and strategy implementation, the generation of grassroots oil and gas prospects, valuation of multiple asset acquisition opportunities, evaluation of multiple strategic corporate opportunities, execution of non-core asset divestitures, and the execution of multiple private and public market financings and various other public market transactions. In 2013, Mr. Watson was named in Oil and Gas Investor magazine’s inaugural top 20 rising E&P stars under 40 list. In 2008, Mr. Watson founded Black Sable Energy, LLC to generate and develop conventional tight oil reservoirs in South Texas with a focus on driving economics with completion technology. During his tenure at Black Sable, Mr. Watson was responsible for that company’s generation and development of two grassroots tight oil projects, both of which were joint ventured with larger oil and gas companies. In 2006, Mr. Watson founded Centerra Energy Partners, focused on forming drilling partnerships to pursue natural gas prospects in the gulf coast region of South Texas. Prior to starting in the oil business, Mr. Watson worked in the private equity and investment banking businesses. From 2000 to 2006, Mr. Watson was a Senior Associate at American Capital, Ltd. (NASDAQ: ACAS), a publicly traded private equity firm and global asset manager with more than $75 billion of total assets under management. While at American Capital, Mr. Watson participated in the execution and management of 12 different debt and equity investments totaling $200 million of invested capital. American Capital increased its assets under management from $600 million to $6 billion during Mr. Watson’s tenure. Mr. Watson began his career in the Energy Investment Banking Group at CIBC World Markets in Houston. Mr. Watson has also served as a director on the board of Network for Medical Communications and Research, LLC and Consolidated Utility Services, Inc. Mr. Watson holds a B.B.A. with a concentration in finance from Southern Methodist University. Mr. Watson is chair of Gadsden’s Nominating and Corporate Governance Committee and a member of its Compensation Committee. Mr. Watson was selected to serve on our Board due to his experience in all aspects of the administration of emerging companies and public companies.

Family Relationships

There are no family relationships among any of our officers or directors before or after the Closing.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers before or after the Closing has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

OUTSTANDING CAPITAL STOCK

As of March 15, 2019, our authorized capital stock consists of 500,000,000 shares of Common Stock, par value $0.01 per share, and 50,000,000 shares of Preferred Stock, par value $0.01 per share.  As of March 15, 2019, we had 27,336,249 shares of Common Stock and no shares of Preferred Stock outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.  As of the date of this Information Statement, Gadsden does not own any shares of our Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Prior to the Closing

The following table sets forth information regarding beneficial ownership of our Common Stock as of March 15, 2019 by (i) each of our directors and executive officers; (ii) all of our directors and executive officers as a group; and (iii) each person who is known by us to beneficially own more than 5% of our Common Stock. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 2300 Computer Drive, Building G, Willow Grove, PA 19090.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Michael R. Stewart, CEO, CFO and Director(3)	Common Stock	400,000	1.46%
Richard J. Leider, Director	Common Stock	0	*
Dennis M. McGrath, Director(4)	Common Stock	1,370,752	5.01%
Kristen E. Pigman, Director(5)	Common Stock	13,841,684	50.63%
Dolev Rafaeli, Director(6)	Common Stock	4,390,409	16.04%
All directors and officers as a group (5 persons named above)	Common Stock	20,002,845	72.97%
Yoav Ben-Dror	Common Stock	2,314,739	8.47%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as set forth below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	A total of 27,336,249 shares of our Common Stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of March 15, 2019.

(3)	Represents 400,000 shares of restricted stock, which vest as follows: 1/3 on each of June 20, 2019, June 20, 2020 and June 20, 2021, provided that Mr. Stewart’s service is not terminated. All shares vest in full upon a change of control.

(4)	Includes 1,331,862 shares of Common Stock and vested options to purchase 38,890 shares of Common Stock.

(5)	Represents shares held by Opportunity Fund I-SS, LLC. Kristen E. Pigman is the Director of OP Fund I Manager, LLC, which is the member and manager of Opportunity Fund I-SS, LLC, and has voting and dispositive power over the securities held by it. Mr. Pigman disclaims beneficial ownership of such securities, other than his pecuniary interest in such entity.

(6)	Includes 4,352,909 shares of Common Stock and vested options to purchase 37,500 shares of Common Stock.

Except as contemplated by the Purchase Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

Security Ownership After the Closing

The following table sets forth information regarding beneficial ownership of our voting stock following the Closing by (i) each of our directors and executive officers following the Closing; (ii) all of our directors and executive officers following the Closing as a group; and (iii) each person who is known by us that is expected to beneficially own more than 5% of our voting stock following the Closing. This table includes all shares that are issuable under the Purchase Agreement, including 278,178,750 Holdback Shares that will be issued to Gadsden and subject to forfeiture as provided in the Purchase Agreement. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 2300 Computer Drive, Building G, Willow Grove, PA 19090.

As indicated by footnote 6, below, the information provided in this table includes the indirect ownership of Gadsden’s board members and officers. Such indirect ownership is based on the beneficial ownership of Gadsden and the beneficial ownership by us of Gadsden.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership(1)			Percent of Common Stock(2)	Percent of Series A Preferred Stock(3)	Percent of Series C Preferred Stock(4)	Percent of Total Voting Stock(5)
	Common Stock	Series A Preferred Stock	Series C Preferred Stock
John Hartman, CEO and Director(6)	29,356,787	0	0	3.99%	*	*	3.96%
George Bell, COO(6)	13,579,346	0	0	1.85%	*	*	1.83%
Scott Crist, CFO(6)	12,211,642	0	0	1.66%	*	*	1.65%
Brian Ringel, Corporate Controller(6)	1,221,164	0	0	*	*	*	*
Larry E. Finger, Chairman(6)	6,105,821	0	33,116	*	*	1.33%	*
James Walesa, Vice Chairman(6)	5,519,662	0	0	*	*	*	*
Jay M. Gratz, Director(6)	1,221,164	0	5,332	*	*	*	*
Dennis M. McGrath, Director(7)	1,370,752	0	0	*	*	*	*
B.J. Parrish, Director(6)	1,465,397	0	0	*	*	*	*
Russell C. Platt, Director(6)	1,221,164	889,075	0	*	100.00%	*	*
Dolev Rafaeli(8)	4,390,409	0	0	*	*	*	*
Robert G. Watson, Jr., Director(6)	1,221,164	0	21,572	*	*	*	*
All directors and officers as a group (12 persons named above)	78,884,472	889,075	60,020	10.72%	100.00%	2.40%	10.95%
Gadsden Growth Properties, Inc.(9)	708,485,395	889,075	2,498,682	96.28%	100.00%	100.00%	96.31%
FHDC Group, LLC(6)	0	0	2,000,000	*	*	80.04	*

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as set forth below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of its stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 735,821,644 shares of Common Stock outstanding after the Closing.

(3)	Based on 889,075 shares of Series A Preferred Stock outstanding after the Closing. Shares of Series A Preferred Stock are, upon the occurrence of certain events, convertible into shares of Common Stock on the basis of 2.5 shares of Common Stock for each share of Series A Preferred Stock. Holders of Series A Preferred Stock vote with the holders of Common Stock on all matters on an as-converted to Common Stock basis.

(4)	Based on 2,498,682 shares of Series C Preferred Stock outstanding after the Closing. Shares of Series C Preferred Stock are, upon the occurrence of certain events, convertible into shares of Common Stock on the basis of 1.25 shares of Common Stock for each share of Series C Preferred Stock. Holders of Series C Preferred Stock vote with the holders of Common Stock on all matters on an as-converted to Common Stock basis.

(5)	Percentage of Total Voting Stock represents total ownership with respect to all shares of Common Stock, Series A Preferred Stock and Series C Preferred Stock, as a single class and on an as-converted to Common Stock basis.

(6)	Represents indirect ownership of us through the beneficial ownership in Gadsden. Only Gadsden and not any other person indicated with this footnote 6 has beneficial ownership of our stock. We are providing this additional disclosure for informational purposes only. See also Note 9 below.

(7)	Includes 1,331,862 shares of Common Stock and vested options to purchase 38,890 shares of Common Stock.

(8)	Includes 4,352,909 shares of Common Stock and vested options to purchase 37,500 shares of Common Stock.

(9)	The Company has been informed that the Investment Committee of Gadsden’s board of directors has voting and investment control over the securities held by it, subject to the continuing oversight of Gadsden’s board of directors. The Company has been informed that the members of Gadsden’s investment committee are John Hartman (Chair), Larry E. Finger and James Walesa. The address of Gadsden is 15150 N. Hayden Road, Suite 220, Scottsdale, Arizona 85260.

CORPORATE GOVERNANCE

Overview

Our Board maintains charters for select committees. In addition, our Board has adopted a written set of corporate governance guidelines and a code of business conduct and ethics and a code of conduct for our chief executive and senior financial officers that generally formalize practices that we already had in place. To view the charters of our Audit, Compensation and Nominations and Corporate Governance Committees, code of ethics, corporate governance guidelines, and other documents, please visit our website at www.fcglobalrealty.com under the Corporate Governance section of the Investor Relations page.

Governance Structure

Currently, our Chief Executive Officer is also our Chairman. Our Board believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, the board considered, among other matters, Mr. Stewart’s executive management experience and believed that Mr. Stewart is highly qualified to act as both Chairman and Chief Executive Officer due to his experience, knowledge, and personality. Among the benefits of a combined Chief Executive Officer/Chairman considered by the Board is that such structure promotes clearer leadership and direction for the Company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

The Board’s Role in Risk Oversight

Our Board administers its risk oversight function as a whole by making risk oversight a matter of collective consideration. While management is responsible for identifying risks, our Board has charged the Audit Committee with evaluating financial and accounting risk and the Compensation Committee with evaluating risks associated with employees and compensation. Investor-related risks are usually addressed by the Board as a whole.

Director Independence

In considering and making decisions as to the independence of each of the directors of the Company, the Board considered transactions and relationships between the Company (and its subsidiaries) and each director (and each member of such director’s immediate family and any entity with which the director or family member has an affiliation such that the director or family member may have a material indirect interest in a transaction or relationship with such entity). Our Board has determined that the following directors are independent as defined in the applicable rules of the Nasdaq Stock Market: Richard J. Leider and Kristen E. Pigman.

It is currently anticipated that, as of the Closing, Larry E. Finger, James Walesa, Jay M. Gratz, B.J. Parrish and Robert G. Watson, Jr. will be independent directors and, therefore, five (5) out of nine (9) of the members of our Board following the Closing will be “independent.”

Audit Committee

Our Board of Directors has established an Audit Committee to assist it in fulfilling its responsibilities for general oversight of the integrity of our consolidated financial statements, compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence, the performance of our independent auditors and an internal audit function and risk assessment and risk management. The duties of our Audit Committee include: reviewing and approving the scope of the annual audit, the audit fee and the financial statements; appointing, evaluating and determining the compensation of our independent auditors; reviewing disclosure controls and procedures, internal control over financial reporting, any internal audit function and corporate policies with respect to financial information; reviewing other risks that may have a significant impact on our financial statements; preparing the Audit Committee report for inclusion in the annual proxy statement; establishing procedures for the receipt, retention and treatment of complaints regarding accounting and auditing matters; approving all related party transactions, as defined by applicable Nasdaq Rules, to which the Company is a party; and evaluating the Audit Committee charter annually.

The Audit Committee works closely with management as well as our independent auditors. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from us for, outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

Our Board has adopted a written charter for the Audit Committee. The members of the Audit Committee are Richard J. Leider and Kristen E. Pigman. Mr. Leider serves as the Chair of the Audit Committee. The Audit Committee held 10 meetings in 2018.

The Board determined that each member of the Audit Committee satisfies the independence and other composition requirements of the SEC. Due to recent changes to our Board composition, we temporarily at this time do not have an independent director who also meets the qualifications for “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K.

It is currently anticipated that as of the Closing, Richard J. Leider and Kristen E. Pigman will resign from the Board and will cease to serve as members of the Audit Committee and Jay M. Gratz, Robert G. Watson, Jr. and Larry E. Finger will be appointed to the Audit Committee.

Compensation Committee

Our Compensation Committee discharges the Board’s responsibilities relating to compensation of our Chief Executive Officer and other executive officers, produces an annual report on executive compensation for inclusion in our annual proxy statement and provides general oversight of compensation structure. Other specific duties and responsibilities of the Compensation Committee include: reviewing and approving objectives relevant to executive officer compensation; evaluating performance and recommending to the Board the compensation, including any incentive compensation, of our Chief Executive Officer and other executive officers in accordance with such objectives; reviewing employment agreements for executive officers; recommending to the Board the compensation for our directors; administering our equity compensation plans and other employee benefit plans; evaluating human resources and compensation strategies, as needed; and evaluating the Compensation Committee charter periodically.

Our Board has adopted a written charter for the Compensation Committee. The members of the Compensation Committee are Richard J. Leider and Kristen E. Pigman. Mr. Leider serves as the Chair of the Compensation Committee. The Compensation Committee held 1 meeting and executed 1 unanimous written consent in lieu of a meeting in 2018.

The Compensation Committee reviews executive compensation from time to time and reports to the Board, which makes all final decisions with respect to executive compensation. The Compensation Committee adheres to several guidelines in carrying out its responsibilities, including performance by the employees, our performance, enhancement of stockholder value, growth of new businesses and new markets and competitive levels of fixed and variable compensation.

It is currently anticipated that as of the Closing, Richard J. Leider and Kristen E. Pigman will resign from the Board and will cease to serve as members of the Compensation Committee and Larry E. Finger, Jay M. Gratz and B.J. Parrish will be appointed to the Compensation Committee.

Nominations and Corporate Governance Committee

Our Board of Directors has established a Nominations and Corporate Governance Committee for the purpose of reviewing all Board-recommended and stockholder-recommended nominees, determining each nominee’s qualifications and making a recommendation to the full Board as to which persons should be our Board’s nominees. The duties and responsibilities of the Nominations and Corporate Governance Committee include: identifying and recommending to our Board individuals qualified to become members of our Board; recommending to our Board the director nominees for the next annual meeting of stockholders; recommending to our Board director committee assignments; reviewing and evaluating succession planning for our Chief Executive Officer and other executive officers; monitoring the independence of our directors; developing and overseeing the corporate governance principles applicable to members of our Board, officers and employees; monitoring the continuing education for our directors; and evaluating the Nominations and Corporate Governance Committee charter annually.

Our Board has adopted a written charter for the Nominations and Corporate Governance Committee. The members of the Nominations and Corporate Governance Committee are Richard J. Leider and Kristen E. Pigman. Mr. Pigman serves as the Chair of the Nominations and Corporate Governance Committee. The Nominations and Corporate Governance Committee did not hold any meetings and executed 2 unanimous written consents in lieu of a meeting in 2018.

Our Nominations and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for our directors. Our Nominations and Corporate Governance Committee will regularly assess the appropriate size of our Board and whether any vacancies on the Board are expected due to retirement or other circumstances. When considering potential director nominees, the Nominations and Corporate Governance Committee also considers the candidate’s character, judgment, diversity, age, skills, including financial literacy and experience in the context of the needs of the Company and of our existing directors. The Nominations and Corporate Governance Committee also seeks director nominees who are from diverse backgrounds and who possess a range of experiences as well as a reputation for integrity. The Nominations and Corporate Governance Committee considers all of these factors to ensure that our Board as a whole possesses a broad range of skills, knowledge and experience useful to the effective oversight and leadership of the Company.

Our Nominations and Corporate Governance Committee does not have a specific policy with regard to the consideration of candidates recommended by stockholders, however any nominees proposed by our stockholders will be considered on the same basis as nominees proposed by the Board. If you or another stockholder want to submit a candidate for consideration to the Board, you may submit your proposal to our Corporate Counsel in accordance with the stockholder communication procedures set forth below.

It is currently anticipated that as of the Closing, Richard J. Leider and Kristen E. Pigman will resign from the Board and will cease to serve as members of the Nominations and Corporate Governance Committee and Robert G. Watson, Jr., Russell C. Platt and B.J. Parrish will be appointed to the Nominations and Corporate Governance Committee.

Stockholder Communications with the Board of Directors

Our Board has established a process for stockholders to communicate with the Board or with individual directors. Stockholders who wish to communicate with our Board or with individual directors should direct written correspondence to Michele Pupach, Corporate Counsel at mpupach@fcglobalrealty.com or to the following address (our principal executive offices): Board of Directors, c/o Corporate Secretary, 2300 Computer Drive, Building G, Willow Grove, Pennsylvania 19090. Any such communication must contain:

●	a representation that the stockholder is a holder of record of our capital stock;

●	the name and address, as they appear on our books, of the stockholder sending such communication; and

●	the class and number of shares of our capital stock that are beneficially owned by such stockholder.

Ms. Pupach or the Corporate Secretary, as the case may be, will forward such communications to our Board or the specified individual director to whom the communication is directed unless such communication is unduly hostile, threatening, illegal or similarly inappropriate, in which case Ms. Pupach or the Corporate Secretary, as the case may be, has the authority to discard the communication or to take appropriate legal action regarding such communication.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, officers and directors.  The Code of Ethics is available on our web site at www.fcglobalrealty.com under the Corporate Governance section of the Investor Relations page. We intend to provide disclosure of any amendments or waivers of our Code of Ethics on our website within four business days following the date of the amendment or waiver.

EXECUTIVE COMPENSATION

Summary Compensation Table - Fiscal Years Ended December 31, 2018 and 2017

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.  No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
Michael R. Stewart, Chief Executive Officer and Chief Financial Officer(3)	2018	212,052	188,000	0	5,000	405,052
	2017	0	0	0	0	0
Vineet Bedi, former Chief Executive Officer(4)	2018	197,237	0	44,280	6,000	247,517
	2017	0	0	0	0	0
Mathew Stolzar, former Chief Financial Officer(5)	2018	146,774	0	20,851	0	167,625
	2017	0	0	0	0	0

(1)	The amounts shown for stock and option awards relate to shares granted under our 2016 Equity Compensation Plan, except for Mr. Stewart’s which were granted under our 2018 Equity Incentive Plan. The amount is equal to the aggregate grant-date fair value with respect to the awards made in 2018, computed in accordance with FASB ASC Topic 718, before amortization and without giving effect to estimated forfeitures.

(2)	“All Other Compensation” includes car allowances, premiums for supplementary life and/or disability insurance and matching 401 (k) plan contributions.

(3)	Mr. Stewart began to serve as our Chief Executive Officer and Chief Financial Officer on June 19, 2018. Under Mr. Stewart’s employment agreement, he is entitled to an annual base salary of $400,000. Mr. Stewart was also granted 400,000 restricted shares that vest over a three year period (although accelerated vesting will occur upon a change in control), which were measured at the grant date to have a value of $188,000.

(4)	Mr. Bedi served as our Chief Executive Officer from January 2, 2018 until June 16, 2018. Under Mr. Bedi’s employment agreement, he was entitled to an annual base salary of $400,000, as well as bonuses and equity compensation. Mr. Bedi was granted an option to purchase 100,000 shares of Common Stock at an exercise price of $0.98, vesting over a three year period, measured at grant date to have a value of $44,280.

(5)	Mr. Stolzar served as our Chief Financial Officer from January 2, 2018 until June 16, 2018. Under Mr. Stolzar’s employment agreement, he was entitled to an annual base salary of $300,000, as well as bonuses and equity compensation. Mr. Stolzar was granted an option to purchase 47,088 shares of Common Stock at an exercise price of $0.98, vesting over a three year period, measured at grant date to have a value of $20,851.

Outstanding Equity Awards Value at Fiscal Year-End Table

The following table includes certain information with respect to the value of all unexercised options and unvested shares of restricted stock previously awarded to the executive officers named above at the fiscal year ended December 31, 2018.

Name	Stock Awards(1)
	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Michael R. Stewart	400,000	188,000	0	N/A

(1)	The amount shown represents the grant of restricted stock. This amount is equal to the aggregate grant-date fair value with respect to the award made, computed in accordance with FASB ASC Topic 718 (formerly SFAS 123R).

Director Compensation

Directors who are also our executive officers receive no separate compensation for serving as directors or as members of committees of our Board. Each other director receives an annual cash retainer of $40,000, payable quarterly and the chairman of each committee receives an additional annual fee of $10,000 for audit, $5,000 for each of compensation and nominations. The table below sets forth our non-executive officer directors’ compensation for the year ended December 31, 2018.

Name	Fees earned or paid in cash ($)	All other compensation ($)	Total ($)
Robert Froehlich(1)	20,712	0	20,712
Richard J. Leider	45,000	0	45,000
Dennis M. McGrath(2)	40,000	80,854	120,854
Kristen E. Pigman(3)	24,041	0	24,041
Dolev Rafaeli(2)	40,000	256,949	296,949
Michael Singer(4)	15,616	0	15,616
Michael R. Stewart	23,288	0	23,288

(1)	Dr. Froehlich resigned as a director on June 17, 2018.

(2)	Mr. McGrath and Dr. Rafaeli received compensation for consulting services under the Remediation Agreement (defined below).

(3)	Mr. Pigman became a director on June 19, 2018.

(4)	Mr. Singer became a director on June 19, 2018 and resigned on August 15, 2018.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of our 2017 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

●	On March 31, 2017, we entered into an interest contribution agreement (the “Contribution Agreement”) with First Capital Real Estate Operating Partnership, L.P. (“FCOP”), First Capital Real Estate Trust Incorporated (“First Capital”), and FC Global Realty Operating Partnership, LLC, our wholly-owned subsidiary. On August 3, 2017, October 11, 2017 and December 22, 2017, we entered into amendments to the Contribution Agreement. Suneet Singal, our Chief Executive Officer and director at the time that we entered into such amendments, was also the Chief Executive Officer of the First Capital, which is the general partner of FCOP.

●	On December 22, 2017, we entered into a Letter Agreement with Suneet Singal and certain entities related to or affiliated with him, including FCOP and First Capital, pursuant to which Mr. Singal and such entities agreed that they would not, without the prior written consent of Opportunity Fund I-SS, LLC (“OFI”), transfer or otherwise dispose of any or all of our equity securities held them, including any additional equity securities which they may subsequently acquire, until 180 days following the dissolution of OFI, but no later than December 31, 2018, subject to certain exceptions.

●	On October 22, 2017, all amounts due to Dr. Dolev Rafaeli and Dennis M. McGrath under their employment agreements, as well as amounts due to Dr. Yoav Ben-Dror for his services as a board member and officer of our foreign subsidiaries, were converted to secured convertible payout notes in the principal amounts of $3,133,934, $977,666 and $1,515,000, respectively (the “Payout Notes”). The Payout Notes were due on October 12, 2018, carried a ten percent (10%) interest rate, payable monthly in arrears commencing on December 1, 2017, and were secured by a security interest in all of our assets.

●	On December 22, 2017, we entered into a Stock Grant Agreement with Dr. Dolev Rafaeli, Dennis M. McGrath and Dr. Yoav Ben-Dror (the “Note Holders”) to (i) cause the early conversion of the Payout Notes into an aggregate of 5,628,291 shares of our Common Stock (the “Payout Shares”), (ii) effectuate the release of all security interests associated with the Payout Notes, (iii) provide for the issuance of an aggregate of 1,857,336 additional shares of Common Stock (the “Additional Shares”) as consideration for the various agreements of the Note Holders contained in the Stock Grant Agreement, (iv) provide for twelve (12) monthly payments of approximately $21,328.16, $6,653.56 and $10,310.42 to Messrs. Rafaeli, McGrath, and Ben-Dror, respectively, on the first of each month commencing on January 1, 2018, which amounts are equal to the interest payments that would have been made absent the conversion of the Payout Notes, (v) obtain the agreement of such Note Holders to provide certain support services to us, and (vi) obtain the conditional resignation of Messrs. Rafaeli and McGrath from our Board of Directors. Accordingly, the Payout Notes were paid in full.

●	On December 22, 2017, we entered into a Registration Rights Agreement with the Note Holders pursuant to which we agreed to register the Additional Shares under the Securities Act of 1933, as amended (the “Securities Act”).

●	On September 24, 2018, we entered into a remediation agreement with OFI (at this time, Kristen E. Pigman, a director, was also the director of OP Fund I Manager, LLC, the manager of OFI) and the Note Holders (the “Remediation Agreement”). Pursuant to the Remediation Agreement, the Stock Grant Agreement was terminated, the Payout Shares were cancelled, and we issued to the Note Holders an aggregate of 7,485,627 shares of newly-designated Series C Preferred Stock. In addition, a Securities Purchase Agreement entered into with OFI on December 22, 2017 (subject to the survival of certain provisions identified in the Remediation Agreement), a Supplemental Agreement between us and OFI and a Cancellation and Exchange Agreement between us and OFI, each dated April 20, 2018, were terminated, the Series B Preferred Stock issued to OFI was cancelled and we issued to OFI 6,217,490 shares of newly-designated Series D Preferred Stock. In addition, OFI agreed to purchase $0.10 million of shares of Series D Preferred Stock for a purchase price of $0.65 per share on the last day of each month, until it has purchased an aggregate of $0.50 million of shares of Series D Preferred Stock; provided that, upon closing of any material business combination involving the Company that is approved by OFI, OFI agreed to purchase an additional $1.5 million of shares of Series D Preferred Stock at a price of $0.65 per share. Notwithstanding the foregoing, from and after the date that stockholder approval of the conversion of shares issued under the Remediation Agreement has been obtained, instead of purchasing shares of Series D Preferred Stock, OFI agreed to purchase shares of Common Stock at a price of $0.65 per share. Such stockholder approval was obtained on November 29, 2018. On September 28, 2018, a first closing under the Remediation Agreement was completed, pursuant to which OFI provided $0.10 million to us in exchange for 153,846 shares of Series D Preferred Stock. October 31, 2018, a second closing under the Remediation Agreement was completed, pursuant to which OFI provided $0.10 million to us in exchange for 153,846 shares of Series D Preferred Stock. On November 29, 2018, our stockholders approved the Remediation Agreement and all shares of Series D Preferred Stock issued to OFI were converted into 6,619,483 shares of Common Stock. On November 29, 2018, a third closing under the Remediation Agreement was completed, pursuant to which OFI provided $0.10 million to us in exchange for 153,846 shares of Common Stock. On December 31, 2018, OFI agreed, notwithstanding the investment schedule set forth in the Remediation Agreement, to provide the remaining funds to us, and the parties completed a final closing under the Remediation Agreement, pursuant to which OFI provided $1.6 million to us in exchange for 2,461,538 shares of Common Stock.

●	On December 31, 2018, OFI also provided an additional $0.2 million to us in exchange for 1,333,333 shares of Common Stock, or a purchase price of $0.15 per share, pursuant to a letter agreement, dated December 29, 2018, between us and OFI.

●	On September 28, 2018, in connection with the Remediation Agreement, we entered into a Registration Rights Agreement with OFI and the Note Holders pursuant to which we agreed to register all shares of Common Stock that may be issued upon conversion of the Series C Preferred Stock and Series D Preferred Stock issued under the Remediation Agreement, as well as all other shares of capital stock held by OFI, under the Securities Act.

●	On September 24, 2018, in connection with the Remediation Agreement, we entered into a Services Agreement with the Note Holders, pursuant to which each of the Note Holders agreed to provide certain services to us and/or our subsidiaries in exchange for certain cash payments set forth in the Services Agreement. Under the Services Agreement, we agreed to make payments to Dr. Dolev Rafaeli, Dennis M. McGrath and Yoav Ben-Dror in the amount of $21,328.16, $6,653.56, and $10,310.42, respectively, per month (the “Cash Payments”) until December 31, 2018, provided that Cash Payments to Dr. Rafaeli and Mr. McGrath shall be made bi-monthly in accordance with our payroll practices. In addition to the Cash Payments, the Services Agreement provided that Dr. Dolev Rafaeli and Dennis M. McGrath would continue to receive the employee benefits that they were receiving through December 31, 2018, including existing health and disability benefits, and for so long after December 31, 2018 as they continue to provide the services described in the Services Agreement. After December 31, 2018 and once Dr. Dolev Rafaeli and Dennis M. McGrath no longer provide such services, as previously agreed in their employment agreements with us, they will receive COBRA coverage for a period of 18 months, to be fully paid for, or reimbursed to Messrs. Rafaeli and McGrath, by us.

LEGAL PROCEEDINGS

To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer, affiliate or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

SECTION 16(A) BENEFICIAL OWNERSHIP COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers and beneficial holders of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. We believe, based solely on a review of the copies of such reports furnished to us and representations of these persons, that the following reports were not timely filed for the year ended December 31, 2018: Kristen E. Pigman failed to file a Form 3 upon election in June 2018 and filed to report subsequent transactions; and OFI, Dennis M. McGrath, Dolev Rafaeli and Michael R. Stewart did not report several transactions.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at, or obtain copies of this information by mail from, the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

 Any person, including any beneficial owner, to whom this Information Statement is delivered may request copies of proxy statements or other information concerning us, without charge, by written request directed to FC Global Realty Incorporated, Attn: Corporate Secretary, 2300 Computer Drive, Building G, Willow Grove, Pennsylvania 19090, or by calling us at 215-830-1430.

By Order of the Board of Directors

/s/ Michele Pupach
Michele Pupach
Secretary